                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             Lamson & Sessions Co.
                               CIK - 0000057497
                               IRS - 34-0349210
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   513696104
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  Liza Meyers
                               1800 Grant Street
                            Denver, Colorado 80203
                                (303) 894-3960
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   12-03-01
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7(d) for other parties to whom copies are to be sent.

____________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 513696104                                         Page 2 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Farhad Fred Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cheyenne, Wyoming USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,608,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,608,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,608,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 513696104                                         Page 3 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Mary Wilkie Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cheyenne, Wyoming USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,608,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,394,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,608,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 513696104                                         Page 4 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Farhad Alexander Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     Cheyenne, Wyoming USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,608,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          170,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,608,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 513696104                                         Page 5 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Farah Alexandra Ebrahimi
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cheyenne, Wyoming USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,608,500
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          44,400
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,608,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.                            13D                     Page 6 of 10 Pages

--------------------------------------------------------------------------------
Item 1. Security and Issuer.
        Common Stock issued by: Lamson & Sessions
                                25701 Science Park Drive
                                Cleveland, OH 44122
--------------------------------------------------------------------------------
Item 2. Identity and Background.

This Amendment No. 4 to Schedule 13D, filed in January of 1998 as amended by Amendment No. 1 to Schedule 13 D, filed on October 5, 1998, as amended by Amendment No. 2 to Schedule 13 D, filed on September 10, 1999, and as amended by Amendment No. 3 filed on September 21, 2000 is being filed by Farhad Fred Ebrahimi, as the Reporting Person for the Ebrahimi family, pursuant to Rule 13d-2, to report an increase in the Ebrahimi family's holdings of the Issuer's shares.

     (a)  Ebrahimi family consists of:
               Farhad Fred Ebrahimi
               Mary Wilkie Ebrahimi
               Farah Alexandra Ebrahimi
               Farhad Alexander Ebrahimi

     (b)  8821 Experimental Farm Road, Cheyenne, Wyoming 82009-8814.

     (c) Farhad Fred Ebrahimi is the President of Quark, Inc., 1800 Grant Street Denver, Colorado 80203.

     (d)  No for all family members.

     (e)  No for all family members.

     (f)  All family members are US citizens.

--------------------------------------------------------------------------------
Item 3.   Source and Amount of Funds or Other Consideration.

N/A

--------------------------------------------------------------------------------

Item 4.   Purpose of Transaction.

     The securities purchased by the Ebrahimi family have been acquired for investment purposes. Members of the Ebrahimi family may make additional purchases of common stock or other securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer's business, prospects and financial condition, the market for the common stock or other securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, members of the Ebrahimi family may decide to sell all or part of their investment in the Issuer's common stock. Although all purchases of shares in common stock have been made for investment, at some future time the Ebrahimi family may decide that it is desirable to seek control or influence the management and policies of the Issuer's board of directors, by seeking a position as an officer of the Issuer, by contractual arrangement with the Issuer or by other means. At the present time, no member of the Ebrahimi family has made any decision to seek a board seat or seek control or influence over the management or policies of the Issuer.

CUSIP No.                            13D                     Page 7 of 10 Pages

     While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time, no member of the Ebrahimi family has any plans or proposals that relate to or would relate to any of the following:

     (a) except as described above, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiaries;

     (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) except as described above, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) any change to the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national security association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or

     (j)  any action similar to those enumerated above.
--------------------------------------------------------------------------------

Item 5.   Interest in Securities of the Issuer.

     (a)  Farhad Fred Ebrahimi           1,241,700 shares    9.0%
          Mary Wilkie Ebrahimi             152,300 shares    1.1%
          Farhad Alexander Ebrahimi        170,100 shares    1.2%
          Farah Alexandra Ebrahimi          44,400 shares    .32%

     (b) All members of the Ebrahimi family will have shared power to vote the total number of shares (1,608,500 shares). The members of the Ebrahimi family have dispositive power over the total number of shares (1,608,500 shares) as described below:

          Farhad Fred Ebrahimi has shared dispositive power with Farhad Alexander Ebrahimi over 170,100 shares; shared dispositive power with Mary Wilkie Ebrahimi over 1,394,000 shares; and shared dispositive power with Farah Alexandra Ebrahimi over 44,400 shares.

          Mary Wilkie Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 1,394,000 shares.

          Farhad Alexander Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 170,100 shares.

          Farah Alexandra Ebrahimi has shared dispositive power with Farhad Fred Ebrahimi over 44,400 shares.

     (c) Farhad Fred Ebrahimi bought the following shares since filing of Amendment No. 3 to the Schedule 13 D on September 21, 2000. All such sales were made through Fidelity Brokerage Services.

          11/21/01       5,300 shares at a price of $3.62 per share
          11/21/01      19,700 shares at a price of $3.61 per share

     Farhad Alexander Ebrahimi bought the following shares since filing of Amendment No. 3 to the Schedule 13 D on September 21, 2000. All such sales were made through Fidelity Brokerage Services.

          11/29/01 50,000 shares at a price of $3.50 per share 12/03/01 50,000 shares at a price of $3.41 per share
          12/03/01       5,000 shares at a price of $3.48 per share
          12/05/01      50,000 shares at a price of $3.31 per share

     (d)  N/A

     (e)  N/A

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements. Understandings or Relationships with Respect to Securities of the Issuer.

N/A

--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.
     The members of the Ebrahimi family (Farhad Fred Ebrahimi, Mary Wilkie Ebrahimi, Farhad Alexander Ebrahimi, and Farah Alexandra Ebrahimi), have agreed to file Jointly, with Farhad Fred Ebrahimi as the named Reporting person for the family. The joint filing agreement is an oral agreement.
--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           01/15/2002
                                                 -----------------------------
                                                             (Date)

                                                 By: /s/ Farhad Fred Ebrahimi
                                                 -----------------------------
                                                            (Signature)

                                                         Farhad Fred Ebrahimi
                                                 -----------------------------
                                                         (Name/Title)

                               POWER OF ATTORNEY

I, M.P. Wilkie Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 8200908814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

     This Power of Attorney is effective until revoked.

     Executed this 16th day of November, 1998.


                              /s/ M.P. Wilkie Ebrahimi
                              ------------------------
                              M.P. Wilkie Ebrahimi

                               POWER OF ATTORNEY

I, Farah A. Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 8200908814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

     This Power of Attorney is effective until revoked.

     Executed this 16th day of November, 1998.


                              /s/ Farah A. Ebrahimi
                              ---------------------
                              Farah A. Ebrahimi

                               POWER OF ATTORNEY

I, Farhad A. Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 82009-8814, hereby delegate to F. Fred Ebrahimi, private person, residing at 8821 Experimental Farm Road, Cheyenne, WY 8200908814, the authority to act in my place and stead with respect to the following powers:

To act as the reporting person on my behalf in connection with filings to be made with the Securities and Exchange Commission; and

To execute such documents and to perform all other acts necessary, or incidental to the execution of the powers enumerated herein.

     This Power of Attorney is effective until revoked.

     Executed this 21st day of March, 1999.


                              /s/ Farhad A. Ebrahimi
                              ----------------------
                              Farhad A. Ebrahimi